UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

FLOOR & DECOR HOLDINGS, INC.

(Name of Issuer)

Class A Common Stock, $0.001 par value per share

(Title of Class of Securities)

339750 101

(CUSIP Number)

William Wardlaw

FS Capital Partners VI, LLC

11100 Santa Monica Boulevard, Suite 1900

Los Angeles, California 90025

Tel No: (310) 444-1822

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 339750 10 1

1.	Names of Reporting Persons FS Equity Partners VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 28,829,990 * (See Items 3, 4, 5 and 6)

	9.	Sole Dispositive Power 9,032,175 (See Items 3, 4, 5 and 6)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,829,990 * (See Items 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.4% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Consists of (1) 9,032,175 shares of Class A common stock held by FS Equity Partners VI, L.P. (“FS Equity VI”), (2) 383,681 shares of Class A common stock held by FS Affiliates VI, L.P. (“FS Affiliates VI” and, collectively with FS Equity VI and their respective affiliates, “Freeman Spogli”) and (3) 19,414,134 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. (“ACOF”), as of February 28, 2019.  The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons FS Affiliates VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 28,829,990 * (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 383,681 (See Item 3, 4, 5 and 6)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,829,990 * (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.4% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) PN

* Consists of (1) 9,032,175 shares of Class A common stock held by FS Equity Partners VI, L.P. (“FS Equity VI”), (2) 383,681 shares of Class A common stock held by FS Affiliates VI, L.P. (“FS Affiliates VI” and, collectively with FS Equity VI and their respective affiliates, “Freeman Spogli”) and (3) 19,414,134 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. (“ACOF”), as of February 28, 2019.  The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF.

CUSIP No. 339750 10 1

1.	Names of Reporting Persons FS Capital Partners VI, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 28,829,990 * (See Item 3, 4, 5 and 6)

	9.	Sole Dispositive Power 9,415,856 ** (See Item 3, 4, 5 and 6)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 28,829,990 * (See Item 3, 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 29.4% (See Item 3, 4, 5 and 6)

14.	Type of Reporting Person (See Instructions) OO

* Consists of (1) 9,032,175 shares of Class A common stock held by FS Equity Partners VI, L.P. (“FS Equity VI”), (2) 383,681 shares of Class A common stock held by FS Affiliates VI, L.P. (“FS Affiliates VI” and, collectively with FS Equity VI and their respective affiliates, “Freeman Spogli”) and (3) 19,414,134 shares of Class A common stock held by Ares Corporate Opportunities Fund III, L.P. (“ACOF”), as of February 28, 2019.  The Reporting Person hereby expressly disclaims the existence of, and membership, in a “group” (within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder) and disclaims beneficial ownership of the shares held by ACOF.

** Consists of 9,415,856 shares of Class A common stock in the aggregate held by FS Equity VI and FS Affiliates VI.

Explanatory Note

This Amendment No. 5 to the statement on Schedule 13D amends and supplements the statement on Schedule 13D filed by the Reporting Persons on May 12, 2017, Amendment No. 1 to the Schedule 13D filed on July 27, 2017, Amendment No. 2 to the Schedule 13D filed on November 22, 2017, Amendment No. 3 to the Schedule 13D filed on May 29, 2018 and Amendment No. 4 to the Schedule 13D filed on September 18, 2018 (together, the “Original Schedule 13D” and together with this Amendment No. 5, the “Schedule 13D”). Except as amended herein, the Original Schedule 13D remains in full force and effect. Terms defined in the Original Schedule 13D are used herein as so defined.

Item 4.     Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended to add the following:

The information set forth in Item 6 below is incorporated by reference in its entirety into this Item 4.

Item 5.     Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

(a)         Aggregate number and percentage of securities.

As of February 28, 2019, FS Equity VI directly holds 9,032,175 shares of Common Stock and FS Affiliates VI directly holds 383,681 shares of Common Stock.

The Reporting Persons may be deemed to have direct beneficial ownership of the Issuer’s shares of Common Stock as follows:

Name of Reporting Person	Number of Shares Beneficially Owned
FS Capital Partners	9,415,856
FS Equity VI	9,032,175
FS Affiliates VI	383,681
Reporting Persons as a group	9,415,856

FS Capital Partners, by virtue of being the sole general partner of FS Equity VI and FS Affiliates VI, may be deemed to directly or indirectly beneficially own the shares of Common Stock held by each of FS Equity VI and FS Affiliates VI and reported on the cover pages to this Schedule 13D for such Reporting Person. FS Equity VI disclaims beneficial ownership of the shares of Common Stock held by FS Affiliates VI. FS Affiliates VI disclaims beneficial ownership of the shares of Common Stock held by FS Equity VI.  See also items 11 and 13 of the cover pages to, and Item 2 of, this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons.

Based upon information included in the Issuer’s filings with the Securities and Exchange Commission, as of February 28, 2019, ACOF in the aggregate holds 19,414,134 shares of Common Stock which are included in items 8 and 11 of the cover pages to this Schedule 13D.  The Reporting Persons expressly disclaim the existence of, or membership in, a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder with ACOF as a result of the Investor Rights Agreement or otherwise, as well as beneficial ownership with respect to any shares of Common Stock beneficially owned by ACOF, and neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by the Reporting Persons. The ownership percentages reported in this Schedule 13D are based on an aggregate of 97,827,132 shares of Common Stock outstanding as of February 22, 2019 as reported in the Issuer’s Prospectus filed with the SEC in accordance with Rule 424(b) on February 26, 2019.

(b)         Power to vote and dispose. See items 7 through 10 of the cover pages to, and Item 2 of, this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole or shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition.  The Reporting Persons expressly disclaim the power to vote or dispose of the shares held by ACOF included in Item 8 of the cover pages of this Schedule 13D, as a result of the Investor Rights Agreement or otherwise.

(c)          Transactions within the past 60 days.  On February 28, 2019, (i) FS Equity VI sold 3,104,714 shares of Common Stock and (ii) FS Affiliates VI sold 131,885 shares of Common Stock, pursuant to the terms of the Fifth Underwriting Agreement (as defined in Item 6 below).  Except for the information set forth herein, including in Items 3, 4 and 6, which is incorporated herein by reference, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

(d)         Certain rights of other persons.  Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e)          Date ceased to be a 5% owner. Not applicable.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is hereby amended to add the following:

Fifth Underwriting Agreement

On February 25, 2019, FS Equity VI and FS Affiliates VI, ACOF, the Issuer, J.P. Morgan Securities LLC (“JP Morgan”) and Goldman Sachs & Co. LLC (“Goldman Sachs” and together with JP Morgan, the “Underwriters”) entered into an underwriting agreement (the “Sixth Underwriting Agreement”) with respect to, among other things, the sale by FS Equity VI and FS Affiliates VI in the aggregate of 3,236,599 shares of Common Stock (the “Offering”). On February 28, 2019, pursuant to the Fifth Underwriting Agreement, FS Equity VI and FS Affiliates VI in the aggregate sold 3,236,599 shares of Common Stock to the Underwriters at a price of $37.50 per share. The Underwriters intend to offer the Offering shares from time to time for sale in one or more transactions on the New York Stock Exchange, in the over-the-counter market, through negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. The foregoing description of the Fifth Underwriting Agreement is qualified in its entirety by reference to the full text of the Fifth Underwriting Agreement, a copy of which is filed as Exhibit 12 hereto, and is incorporated by reference into this Item 6.

Sixth Lock-Up Agreement

In connection with the Fifth Underwriting Agreement, on February 25, 2019 FS Equity VI and FS Affiliates VI entered into a lock-up agreement (the “Sixth Lock-Up Agreement”) with the Underwriters. Pursuant to the terms of the Sixth Lock-Up Agreement, FS Equity VI and FS Affiliates VI have agreed, with certain limited exceptions, including distributions to limited partners and transfers to affiliates, which in each case would be subject to the recipient signing a similar lock-up agreement, not to directly or indirectly: (i) offer, pledge, sell or contract to sell any Common Stock, (ii) sell any option or contract to purchase any Common Stock, (iii) purchase any option or contract to sell any Common Stock, (iv) grant any option, right or warrant for the sale of any Common Stock, (v) lend or otherwise dispose of or transfer any Common Stock, (vi) request or demand that the Issuer publicly file a registration statement related to the Common Stock, or (vii) enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any Common Stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise for a period of 30 days from the date of the Fifth Underwriting Agreement, without the prior written consent of the Underwriters. The foregoing description of the Sixth Lock-Up Agreement is qualified in its entirety by reference to the full text of the Form of the Lock-Up Agreement, a copy of which is filed as Exhibit 13 hereto, and is incorporated by reference into this Item 6.

Item 7.      Material to be Filed as Exhibits

Item 7 of the Original Schedule 13D is hereby amended to add the following:

Exhibit 12

Underwriting Agreement, by and among FS Equity VI and FS Affiliates VI, ACOF, J.P. Morgan Securities LLC, Goldman Sachs & Co. LLC and the Issuer (incorporated by reference to Exhibit 1.1 to the Issuer’s Current Report on Form 8-K filed on March 4, 2019).

Exhibit 13	Form of Lock-Up Agreement (incorporated by reference to Exhibit B of Exhibit 1.1 to the Issuer’s Curent Report on Form 8-K filed on March 4, 2019).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 4, 2019

FS EQUITY PARTNERS VI, L.P.,

a Delaware Limited Partnership

By: FS Capital Partners VI, LLC,

a Delaware Limited Liability Company

Its: General Partner

/s/ Brad J. Brutocao

Name: Brad J. Brutocao

Title: Vice President

FS AFFILIATES VI, L.P.,

a Delaware Limited Partnership

By: FS Capital Partners VI, LLC

a Delaware Limited Liability Company

Its: General Partner

/s/ Brad J. Brutocao

Name: Brad J. Brutocao

Title: Vice President

FS CAPITAL PARTNERS VI, LLC,

a Delaware Limited Liability Company

/s/ Brad J. Brutocao

Name: Brad J. Brutocao

Title: Vice President